SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 17)

WisdomTree U.S. LargeCap Dividend Fund

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

97717W307

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 97717W307	Page 2 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,289,201
	6)	Shared Voting Power 258,876
	7)	Sole Dispositive Power 3,078,709
	8)	Shared Dispositive Power 501,502
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,587,743
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.49
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 97717W307	Page 3 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,250,823
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 2,789,929
	8)	Shared Dispositive Power 461,173
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,258,634
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.90
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 97717W307	Page 4 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 34,286
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 25,812
	8)	Shared Dispositive Power 8,474
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,286
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.06
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 97717W307	Page 5 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Ohio Trust Company 81-0991531
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 4,092
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 4,092
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,092
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 97717W307	Page 6 of 10 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 258,876
	7)	Sole Dispositive Power 258,876
	8)	Shared Dispositive Power 31,855
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 290,731
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.53
12)	Type of Reporting Person (See Instructions) BD

Page 7 of 10 Pages

ITEM 1(a) -	NAME OF ISSUER:

WisdomTree U.S. LargeCap Dividend Fund

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

c/o WisdomTree Trust

380 Madison Avenue

New York, New York 10017

ITEM 2(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bank, National Association;

PNC Delaware Trust Company; PNC Ohio Trust Company; and PNC Investments LLC

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Ohio Trust Company - 1900 East 9th Street, Cleveland, OH 44114

PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Ohio Trust Company - Ohio

PNC Investments LLC - Delaware

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) -	CUSIP NUMBER:

97717W307

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 8 of 10 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2023:

(a) Amount Beneficially Owned:		3,587,743 shares

(b) Percent of Class:		6.49

(c) Number of fund shares to which such person has:

(i)	sole power to vote or to direct the vote	3,289,201
(ii)	shared power to vote or to direct the vote	258,876
(iii)	sole power to dispose or to direct the disposition of	3,078,709
(iv)	shared power to dispose or to direct the disposition of	501,502

Of the total fund shares reported herein, 3,258,634 fund shares are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 34,286 fund shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 4,092 fund shares are held in accounts at PNC Ohio Trust Company in a fiduciary capacity for clients.

Of the total fund shares reported herein, 290,731 fund shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

PNC Investments LLC - BD

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

Page 9 of 10 Pages

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2024	February 9, 2024
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ Joshua Ott
Signature - The PNC Financial Services Group, Inc.	Signature - PNC Delaware Trust Company
Gregory H. Kozich, Senior Vice President & Controller	Joshua Ott, Fiduciary Market Director
Name & Title	Name & Title

February 9, 2024	February 9, 2024
Date	Date

By: /s/ Gregory H. Kozich	By: /s/ John Shockley
Signature - PNC Bank, National Association	Signature - PNC Ohio Trust Company
Gregory H. Kozich, Executive Vice President & Controller	John Shockley, President
Name & Title	Name & Title

February 9, 2024
Date

By: /s/ Richard R. Guerrini
Signature - PNC Investments LLC
Richard R. Guerrini, President & CEO
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A